December 23, 2010

Pamela H. Patsley
Chairman and Chief Executive Officer
MoneyGram International, Inc.
2828 North Harwood Street, 15th Floor
Dallas, Texas 75201

> Re: **MoneyGram International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 1-31950**

Dear Ms. Patsley:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure on pages 3 and 5 of your Form 10-K that you provide money transfer and bill payment services to consumers in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. We also note that you are identified on the OFAC website as an authorized provider of remittance forwarding services to Cuba. Further, we note that National Bank of Abu Dhabi ("NABD"), which operates in Sudan, reports on its website that in June 2010 you reached an agreement with NABD, which enables NABD customers to send money transfers by mobile phone to any recipient around the world. Please provide us with information regarding your contacts, direct or indirect, with Cuba, Iran, Syria, and Sudan since your letter to us dated September 29, 2006. Your response should describe the nature and extent of any past, current, or anticipated direct or indirect contacts with those countries since that date, including any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
           Assistant Director
           Division of Corporation Finance